AMERICAN TAX CREDIT PROPERTIES L.P.

Supplement No. 2 dated September 20, 1988
to Prospectus dated May 6, 1988

This Supplement is part of, and should be read in conjunction with, the Prospectus dated May 6, 1988 and Supplement No. 1 dated August 11, 1988 (the "Prospectus"). Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

INVESTOR CLOSING

An initial closing on the sale of Units occurred on August 19, 1988, at which time the Partnership issued to subscribers Units in the aggregate amount of $23,603,000, representing 23,603 Units. The Offering is continuing.

SPECIFIED INVESTMENTS

The Partnership has identified for investment a limited partnership interest in a Local Partnership which is expected to acquire the Federal Apartments, an apartment complex located in Ft. Lauderdale, Florida (the "Federal Complex"). There can be no assurance that the investment will be made in accordance with the terms described below or that it will be made at all. In addition, since the date of Supplement No. 1, certain events have occurred with respect to the Cobbet School Complex, the Cityside Complex, the Drexel View Complex and the Baptist Tower Complex and the description of those investments in the Prospectus and Supplement No. 1 are therefore supplemented as described below.

The Prospectus will be further supplemented during the term of the Offering to describe any material changes in the terms of the Partnership's proposed investments in the Local Partnerships described below and in the Prospectus and Supplement No. 1 and at such time that the General Partner believes a reasonable probability exists that any additional investment will be made by the Partnership.

COBBET SCHOOL APARTMENTS
LYNN, MASSACHUSETTS

The Partnership has entered into an Amended and Restated Agreement of Limited Partnership of the Cobbet School Local Partnership as of August 19, 1988, whereby the Partnership has acquired a 99% limited partnership interest in the Cobbet School Local Partnership, on substantially the same terms as described in the Prospectus and Supplement No. 1, except as described below.

Operating Cash Flow, to the extent available and permitted by MHFA as described in the Prospectus, will be distributed 99% to the Partnership and 1% to the Local General Partners after payment of (i) Operating Loans and (ii) an annual Local Partnership Administration Fee to the Local General Partners of up to 50% of available Operating Cash Flow in such year, provided that the portion of the Local Partnership Administration Fee payable to Wilder Richman Corporation, a Local General Partner and an Affiliate of the General Partner, shall not exceed an amount equal to 2% of the gross revenues of the Cobbet School Complex for such year.

CITYSIDE APARTMENTS
TRENTON, NEW JERSEY

The Partnership has entered into an Amended and Restated Agreement of Limited Partnership of the Cityside Local Partnership (the "Local Partnership Agreement") as of September 9, 1988, whereby the Partnership has acquired a 99% limited partnership interest in the Cityside Local Partnership, on substantially the same terms as described in the Prospectus and Supplement No. 1, except as described below. The Local General Partners have submitted the Local Partnership Agreement to the New Jersey Department of Community Affairs for its approval. The Partnership will not make its first installment of capital contribution to the Cityside Local Partnership until it receives such written approval, which it is expected to occur within the next 30 days.

Operating Cash Flow, to the extent available and permitted by HUD as described in the Prospectus, will be distributed 99% to the Partnership and 1% to the Local General Partners after payment of (i) Operating Loans and (ii) an annual Local Partnership Administration Fee to the Local General Partners of up to 50% of available Operating Cash Flow in such year, provided that the portion of the Local Partnership Administration Fee payable to Wilder Richman Corporation, a Local General Partner and an Affiliate of the General Partner, shall not exceed an amount equal to 2% of the gross revenues of the Cobbet School Complex for such year.

DREXEL VIEW APARTMENTS
BAPTIST TOWER APARTMENTS
CHICAGO, ILLINOIS.

The Partnership has entered into an Amended and Restated Agreement of Limited Partnership (the "Local Partnership Agreement") for both of the Drexel View Local Partnership and the Baptist Tower Local Partnership as of August 26, 1988, whereby the Partnership has acquired a 98.99% limited partnership interest in each such Local Partnership (which will be increased to 99% when

the contractor withdraws as a .01% special limited partner of the Local Partnerships upon final endorsement by HUD) or substantially the same terms as described in Supplement No. 1. The Local General Partners have submitted the Local Partnership Agreement to HUD for its approval. The Partnership will not make its first installment of capital contribution to the Drexel View Local Partnership or the Baptist Tower Local Partnership until receipt of written approval by HUD of the respective Local Partnership Agreements, which is expected to occur within the next 30 days.

FEDERAL APARTMENTS
FORT LAUDERDALE, FLORIDA

As of the date of this Supplement, the Partnership has entered into an Acquisition Letter of Intent with the Federal Local Partnership (as hereinafter defined) to acquire a 99% limited partnership interest in the Federal Local Partnership as described below. As of the date of this Supplement, no other agreements have been entered into by the Partnership relating to the Federal Complex.

Description of the Property. The Federal Complex consists of 164 units in 48 one- and two-story, reinforced concrete block and stucco buildings. The buildings were originally constructed at various stages between 1951 and 1960.

Each apartment will have new vinyl tile floors, new kitchens and bathrooms, a new heating and air conditioning system, new electrical circuits and new windows and doors.

The following is a breakdown of the apartment units contained in the Federal Complex and the projected rental rates for leases commencing during the year 1989:

Apartment Type	Number of Units	Approximate Square Feet	Projected Monthly Rents
2 BR/1 BA	141	620	$510
2 BR/2 BA	5	710	510
3 BR/2 BA	11	860	640
4 BR/1 BA	6	950	714
4 BR/2 BA	1	1,120	714

Rehabilitation of the Federal Complex is expected to begin in October 1988, and is anticipated to be completed by April 1989. It is anticipated that all of the units will receive Section 8 rental subsidies for 15 years which will allow for qualified low-income tenants to pay 30 percent of their income as rent, and the balance of the rent for such units will be paid by the federal government. All leases will be for a term of one year.

Local General Partners. Federal Apartments Limited Partnership, a Florida limited partnership (the "Federal Local Partnership"), is expected to acquire the Federal Complex (See "Partnership Investment" below). The Local General Partners of the Federal Local Partnership are Stanton Dossett, II and Frank H. Taylor, both Louisiana residents, and Red River Corporation, a Louisiana corporation. Red River Corporation is expected to withdraw from the Federal Local Partnership when the Partnership makes its investment in such Local Partnership.

Stanton Dossett, II, age 56, is a partner of Fairfield Development Company. Mr. Dossett received his BS Degree in Geology from the University of Oklahoma in 1955. Mr. Dossett has been active in real estate development, syndication and property management in both the public and private sectors. In 1972, he and Frank H. Taylor formed Fairfield Construction, Inc., and in 1977 Mr. Dossett formed Fairfield Development Company. Since then Messrs. Dossett and Taylor have acquired, developed or rehabilitated in excess of 2,700 apartment units of which 1,400 are Section 8 units. Fairfield Construction, Inc. will be the general contractor for the rehabilitation of the Federal Complex.

Frank H. Taylor, age 53, graduated from Yale University in 1957 and received his LLB from Tulane University in 1960. He began his career in the construction industry in Shreveport, Louisiana in 1960, and as a builder/developer in 1967. Mr. Taylor has participated in the construction of over 1,400 single and multi-family units, all of which were financed using HUD-insured financing.

Architect/Engineer. Duncan E. Britt is providing design and architectural services for the rehabilitation of the Federal Complex. Mr. Britt graduated from the University of Miami and received a BSES in 1948 and BSME in 1949. He has been actively engaged in engineering and architectural work since 1948, and has performed structural engineering for hundreds of buildings, many of which were multi-family buildings.

Community Profile. The Federal Complex is located in the northwest quadrant of the City of Fort Lauderdale, Florida, approximately two miles west of Fort Lauderdale's central business district. The Fort Lauderdale Standard Metropolitan Statistical Area is a major manufacturing and distribution center of South Florida. Over a dozen national and multi-national companies have their corporate headquarters in Fort Lauderdale and there are many manufacturing firms located there. The northwest quadrant is bounded on the south by Broward Boulevard, on the west by Interstate 95, on the north by Sunrise Boulevard and on the east by Northwest 7th Avenue. It is comprised predominantly of older residential development and some commercial uses. The area surrounding the Federal Complex is urban.

Partnership Investment. The Federal Local Partnership has entered into an agreement with the current owner to purchase the Federal Complex in an arm's-length transaction for approximately $2,576,000. Aggregate rehabilitation costs, including the original purchase price, are expected to be approximately $7,065,000. Rehabilitation costs are based upon estimates which the Local General Partners believe to be reasonable and which costs are contained in a budget submitted to and reviewed by the Florida Housing Finance Agency for the purpose of allocating the Low-Income Credits. The amount of the Property Development Fee payable by the Federal Local Partnership to the Local General Partners or their Affiliates will be dependent upon the actual costs of the rehabilitation of the Property, and therefore cannot be finally determined until actual rehabilitation costs have been determined. However, it is anticipated that a substantial portion of the Partnership's capital contribution to the Federal Local Partnership may be paid as the Property Development Fee. Such amount is included in the projected rehabilitation costs of the Federal Complex.

The Partnership's investment in the Federal Local Partnership is expected to occur in conjunction with and will be contingent upon the acquisition of the Federal Complex by the Federal Local Partnership and the closing of the first mortgage loan.

The Partnership expects the current limited partner to withdraw from the Federal Local Partnership, and thereafter to acquire a 99% limited partnership interest in the Federal Local Partnership by making a capital contribution to the Federal Local Partnership of approximately $2,186,000 payable as follows: (a) payment of approximately $846,000 when the Partnership is admitted to the Federal Local Partnership, and (b) payment of approximately $1,340,000 at completion of rehabilitation (the "Completion Payment"). Upon funding of the Completion Payment, the Local General Partners will either provide a letter of credit or escrow an amount equal to one-half of the Completion Payment as security for their payment obligations to the Federal Local Partnership. Such letter of credit will be cancelled, or such escrow funds released to the Local General Partners, when the Property becomes rented up and achieves break-even operations.

It is expected that there will by an agreement for (i) adjustment to the Partnership's capital contribution to reflect the final determination of the amount of the eligible and qualified basis for calculating the Low-Income Credit and the actual amount of the Low-Income Credit, and (ii) reimbursement to the Partnership by the Local General Partners for recapture of Low-Income Credits caused by the occurrence of certain events and payment to the Partnership from Operating Cash Flow or Sale or Refinancing Proceeds, if any, for recapture caused by the occurrence of certain other events. It is expected that the Local General Partners will agree to purchase the Partnership's interest in the Federal Local Partnership for an amount equal to the allocable Gross Proceeds attributable to the Partnership's

investment in the Federal Local Partnership, at the Partnership's option, if completion of construction of the Federal Complex or certain other events do not occur in a timely manner.

It is expected that an Acquisition Fee and a non-accountable Acquisition Expense Allowance in the amounts of 5.5% and 1.0%, respectively, of the allocable Gross Proceeds attributable to the Partnership's investment in the Federal Local Partnership will be paid by the Federal Local Partnership to the General Partner when the Partnership is admitted to the Federal Local Partnership.

Financing. The Federal Local Partnership has applied for FHA co-insured first mortgage financing from Carnegie Evans Corporation in the approximate amount of $4,878,300 for a term of 40 years, at a fixed interest rate of 10.75% per annum. The loan may be subject to a prohibition against prepayment for a certain time period and/or a prepayment penalty. Rehabilitation costs will be funded by the Partnership's investment and the first mortgage loan. The Local General Partners, under the supervision of HUD, the Fort Lauderdale Housing Authority, the City of Fort Lauderdale and the first mortgage lender, will be responsible for administering the rehabilitation of the Property.

Structure of Acquisition. Profits, losses and available credits are expected to be allocated 99% to the Partnership and 1% to the Local General Partners. Operating Cash Flow, to the extent available, is expected to be distributed 99% to the Partnership and 1% to the Local General Partners after payment of (i) Operating Loans and (ii) an annual Local Partnership Administration Fee to the Local General Partners of up to 50% of available Operating Cash Flow in such year. There may be a limitation imposed by HUD on distributions of cash, if any, to the partners of the Federal Local Partnership. Sale or Refinancing Proceeds remaining after payment of all debts of the Federal Local Partnership (including Operating Loans) and establishment of reserves are expected to be distributed 99% to the Partnership and 1% to the Local General Partners until the Partnership has received an amount equal to the allocable Gross Proceeds attributable to its investment in the Federal Local Partnership, and thereafter, 50% to the Partnership and 50% to the Local General Partners. It is expected that the Local General Partners will guarantee payment to the Partnership of up to the lesser of $2,500 or .2% of the allocable Gross Proceeds attributable to its investment in the Federal Local Partnership, to the extent that in any year there is less than a $5,000 distribution from Operating Cash Flow by the Federal Local Partnership to the Partnership, provided that any amounts paid pursuant to such guarantee will be treated as Operating Loans.

Operating Deficit Guarantee. The Local General Partners are expected to enter into an Operating Guarantee to provide Operating Loans to the Federal Local Partnership to fund operating deficits during the period from the later of (i) completion of rehabilitation, (ii) the final advance of the mortgage proceeds, and (iii)

final endorsement of the Mortgage Loan by HUD, until the later of (1) achievement of break-even operations or (2) the fifth anniversary of completion of rehabilitation. The maximum amount of Operating Loans which the Local General Partners will be required to make with respect to the Federal Complex is expected to be $488,000. The Operating Loans will be repaid from 50% of Operating Cash Flow of the Federal Local Partnership, or out of available Sale or Refinancing Proceeds. There can be no assurance that the Local General Partners will be able to comply with their obligations at such time, if any, as the Federal Local Partnership suffers an operating deficit. The Local General Partners' inability to comply with such obligations could constitute or cause a default under a mortgage or other agreement concerning the Federal Local Partnership, which default could result in recapture of Low-Income Credits. See "Risk Factors - Investment Risks - Reliance on Local General Partners" in the Prospectus.

Management Agent. Fairfield Property Management ("FPM"), a Louisiana partnership which was formed in 1977 by Stanton Dossett, II and Frank H. Taylor, will be the managing agent of the Federal Complex. FPM currently manages directly and in a supervisory capacity in excess of 2,700 apartment units in 24 projects located in Louisiana, of which 1,400 are low-income. The low-income units are subsidized by the federal government under the Section 8 Housing Assistance Program. In addition, FPM manages a 16,000 square foot office building in Shreveport, Louisiana, in which Mr. Dossett and Mr. Taylor have an ownership interest, and employs approximately 150 employees with office and on-site management responsibilities. It is anticipated that FPM will receive annual management fees from the Federal Local Partnership in an amount of up to 7% of the Federal Complex's gross revenues.

Insurance. The Local General Partners, on behalf of the Federal Local Partnership, will obtain and maintain insurance for the Property in amounts of coverage approved by the Partnership. There can be no assurance that in the event of any particular occurrence the amount of insurance or the scope of coverage will be adequate.

Low-Income Credits. The Local General Partners anticipate that the Federal Local Partnership will receive approximately $4,650,000 of Low-Income Credits over a ten-year period (approximately $465,000 per year). Such amount of Low-Income Credits is based upon the projected development budget submitted by the Local General Partners and the anticipated eligible basis of the Property. For a discussion of the benefits of such Low-Income Credits to investors, see "Investment Objectives and Policies - Investment Objectives" in the Prospectus.